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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Issuer)

Preferred Shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 2,500 preferred shares

(Title of Class of Securities)

87952L1089 (American Depositary Shares)

(Cusip Number)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87952L1089

1.	Name of Reporting Person: BRASILCEL N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,084,066,790 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 515,084,066,790 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,084,066,790 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.0%

14.	Type of Reporting Person (See Instructions): CO

(1)	Brasilcel N.V. holds 515,079,458,274 preferred shares, and Brasilcel N.V.’s indirect wholly owned subsidiary Portelcom Participações S.A. holds directly 4,608,516 preferred shares. A portion of the preferred shares held by Brasilcel is held in the form of American Depositary Shares, or ADSs. See Item 5.

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTUGAL TELECOM, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 515,084,066,790 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 515,084,066,790 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,084,066,790 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.0%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., Portugal Telecom, SGPS, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Portugal Telecom, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 515,084,066,790 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 515,084,066,790 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,084,066,790 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.0%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., TMN – Telecomunicações Móveis Nacionais, S.A., holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Because PT Móvies, SGPS, S.A. is its wholly owned subsidiary, TMN – Telecomunicações Móveis Nacionais, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PT MÓVEIS, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 515,084,066,790 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 515,084,066,790 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,084,066,790 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.00%

14.	Type of Reporting Person (See Instructions): CO

(1)	PT Móveis, SGPS, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. PT Móveis, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTELCOM PARTICIPAÇÕES S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Brazil

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,608,516

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 4,608,516

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,608,516

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

Preliminary Statement

     This Amendment No. 3 amends the Statement on Schedule 13D filed on October 13, 2004 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 19, 2004 and Amendment No. 2 filed on December 23, 2004, by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”). This amendment relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Júnior, 1,464 – Morumbi, 04707-000 São Paulo, SP, Brazil, and the company’s phone number is (55) 11-5105-1207.

     The Reporting Persons are filing this Amendment No. 3 to revise information previously reported in light of the completion of the reoffering rounds of TCP’s previously announced rights offering and the related public auction.

Item 3. Source and Amount of Funds or Other Consideration.

     The last paragraph of Item 3 is hereby replaced in its entirety by the following three paragraphs:

     On November 9, 2004, TCP commenced an offering of preemptive rights to holders of its existing preferred shares and common shares. The rights exercise period for holders of ADSs representing preferred shares expired on December 10, 2004, and the rights exercise period for holders of preferred shares in Brazil expired on December 17, 2004. Brasilcel subscribed for 133,077,526,590 new preferred shares of TCP (including 252,369 preferred shares subscribed for on behalf of its wholly owned subsidiary Portelcom Participações and 28,543,637,500 preferred shares represented by ADSs) in the initial rights exercise period for a total price of R$665,387,632.95 plus, with respect to the preferred shares represented by ADSs, currency conversion expenses, ADS issuance fees and Brazilian financial transaction taxes. In connection with the initial rights exercise period, Portelcom Participações ceded to Brasilcel the right to subscribe for preferred shares on its behalf.

     On December 21, 2004 and December 27, 2004, TCP commenced the first and second reoffering rounds, respectively, for holders of preferred shares, and such reoffering rounds expired on December 23, 2004 and December 29, 2004, respectively. On January 4, 2004, TCP held an action at the São Paulo Stock Exchange with respect to shares that remained unsubscribed after the two reoffering rounds. During the first reoffering round, Brasilcel subscribed for 2,238,762,424 new preferred shares of TCP for a total price of R$11,193,812.12. During the second reoffering round, Brasilcel subscribed for 148,344,295 new preferred shares of TCP for a total price of R$741,721.48. In addition, Portelcom Participações subscribed for 3,888,608 new preferred shares of TCP for a total price of R$27,025.83 at the auction held on January 4, 2004.

     Brasilcel obtained the necessary funds from a capital increase from its controlling shareholders Portugal Telecom and Telefónica Móviles, except that the consideration for a portion of the 252,369 preferred shares acquired on behalf of Portelcom Participações was a tax credit accrued by Portelcom Participações in 2003 relating to the premium it paid for the acquisition of shares of TCP when it was privatized in 1998. Under Brazilian securities regulations, a controlling shareholder may use such a tax credit as consideration for shares subscribed for in a capital increase, so long as preemptive rights are granted to minority shareholders. Portugal Telecom obtained the necessary funds for its portion of the capital contribution to Brasilcel from available funds including issuances of commercial paper under an existing commercial paper facility available for general corporate purposes. Telefónica Móviles obtained the funds for its portion of the capital contribution to Brasilcel from Telefónica, which obtained the funds from existing working capital credit lines. The new preferred shares were delivered by TCP beginning on January 12, 2005, and the new ADSs related to the preemptive rights period and the first and second reoffering rounds are expected to be delivered on or about January 14, 2005.

Item 4. Purpose of the Transaction.

     The last paragraph of Item 4 is hereby amended and restated in its entirety as follows:

     On October 8, 2004, TCP announced a capital increase in an amount of up to R$2,054 million, to be effected through offerings of preemptive rights, first and second reoffering rounds and the action described in Item 3 above. Brasilcel, on behalf of itself and Portelcom Participações, fully exercised the rights it received in the rights offering and acquired additional preferred shares in the first and second reoffering rounds, and Portelcom Participações purchased additional preferred shares in the auction held on January 4, 2005 at the São Paulo Stock Exchange, in order to participate in the capital increase and to avoid the dilution of their ownership interest in TCP.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of Brasilcel, Portugal Telecom, TMN – Telecomunicações Móveis Nacionais S.A., or TMN, and PT Móveis, SGPS, S.A., or PT Móveis, may be deemed to be beneficial owners pursuant to the Exchange Act of the 515,084,066,790 preferred shares of TCP, or 50.0%, of TCP’s preferred shares, that are held directly or indirectly by Brasilcel. For the purposes of this calculation, the Reporting Persons have assumed an outstanding preferred share number of 1,029,666,595,649 (or 762,400,487,973 preferred shares outstanding prior to the rights offering plus 267,266,107,676 preferred shares issued to all shareholders in connection with the initial rights exercise period, the first and second reoffering rounds and the auction). Of the preferred shares held by Brasilcel, 109,966,910,000 are in the form of 43,986,764 ADSs, each of which represents 2,500 preferred shares of TCP. Each of Brasilcel, Portugal Telecom, TMN, PT Móveis and Portelcom Participações may be deemed to be beneficial owners pursuant to the Exchange Act of the 4,608,516 preferred shares of TCP that are held directly by Portelcom Participações, which shares are included in the number of shares disclosed in the first sentence of this Item 5(a). Telefónica and Telefónica Móviles may be deemed to be beneficial owners pursuant to the Exchange Act of the shares of TCP that Brasilcel and Portelcom Participações hold and may be deemed, together with Portugal Telecom, TMN, PT Móveis, Brasilcel and Portelcom, to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Exchange Act. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 to the Original Schedule 13D beneficially owns any preferred shares of TCP.

     (b) Brasilcel has sole power to vote or to dispose of the preferred shares of TCP it holds (subject to customary limitations on voting pursuant to the applicable deposit agreement with respect to preferred shares held in the form of ADSs). Portelcom Participações and its parent Brasilcel each may be deemed to have sole power to vote or to dispose of preferred shares of TCP that Portelcom Participações holds directly. Pursuant to the joint venture arrangement described in Item 6 to the Original Schedule 13D, Portugal Telecom and PT Móveis, on one hand, and Telefónica Móviles, on the other hand, have equal voting rights in Brasilcel. Portugal Telecom, TMN and PT Móveis (which is a wholly owned subsidiary of TMN) therefore each may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel.

     Pursuant to Item 5(b) of the instructions to Schedule 13D, the Reporting Persons are required to provide certain information regarding Telefonica Moviles, with whom they may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel. The information contained in Item 2 to Amendment No. 1 to the Schedule 13D filed by Telefonica, Telefonica Moviles and Brasilcel on October 13, 2004 with respect to the preferred shares of TCP (except for the information in such Item 2 relating to Brasilcel and its directors and officers) is hereby incorporated by reference into this document. However, the Reporting Persons have not independently verified that information and take no responsibility therefor.

     (c) None of the Reporting Persons has effected any transaction in the preferred shares of TCP in the past 60 days other than those transactions described in Items 3 and 4 above. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has effected any transactions in the preferred shares of TCP in the past 60 days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the preferred shares of TCP held directly or indirectly by Brasilcel, except for the rights and powers of Telefónica Móviles under the joint venture arrangement described in Item 6 to the Original Schedule 13D and the rights and powers of Telefónica as the controlling shareholder of Telefónica Móviles.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following at the end thereof:

     Transfer of Right to Participate in TCP Rights Offering

     In connection with the initial rights exercise period of the rights offering of TCP described in Item 3 above, Portelcom Participações ceded to Brasilcel the right to subscribe for preferred shares on its behalf.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Attorney-in-fact

By:	/s/ Paulo Cesar Teixeira
	Name:	Paulo Cesar Teixeira
	Title:	Attorney-in-fact

Dated: January 14, 2005

[Signature Page to Amendment No. 3 to Schedule 13D]

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ Miguel Horta e Costa
	Name:	Miguel Horta e Costa
	Title:	President and Chief Executive Officer

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chief Financial Officer

Dated: January 14, 2005

[Signature Page to Amendment No. 3 to Schedule 13D]

PT MÓVEIS, SGPS, S.A.
By:	/s/ Carlos Manuel L Vasconcellos Cruz
	Name:	Carlos Manuel L Vasconcellos Cruz
	Title:	Chief Executive Officer

By:	/s/ Álvaro José Roquette Morais
	Name:	Álvaro José Roquette Morais
	Title:	Chief Operating Officer

Dated: January 14, 2005

[Signature Page to Amendment No. 3 to Schedule 13D]

TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.
By:	/s/ Iriarte José Araújo Esteves
	Name:	Iriarte José Araújo Esteves
	Title:	Chief Executive Officer

By:	/s/ Maria da Graça Galvão de Carvalho
	Name:	Maria da Graça Galvão de Carvalho
	Title:	Director and Executive Officer

Dated: January 14, 2005

[Signature Page to Amendment No. 3 to Schedule 13D]

PORTELCOM PARTICIPAÇÕES S.A.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	President

By:	/s/ Paulo Cesar Teixeira
	Name:	Paulo Cesar Teixeira
	Title:	Vice President

Dated: January 14, 2005

[Signature Page to Amendment No. 3 to Schedule 13D]

EXHIBIT INDEX

1.	Joint Filing Agreement dated October 12, 2004.*

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).*

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.*

4.	Power of Attorney of Brasilcel N.V.*

*Previously filed.